Exhibit 12
CELANESE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005

	(In $ millions, except ratio of earnings
	to combined fixed charges)
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	161	13
Less:
Equity in net earnings of affiliates	(21)	(15)
Plus:
Income distributions from equity investments	17	36
Amortization of capitalized interest	1	1
Total fixed charges	85	193

Total earnings as defined before combined fixed charges	243	228

Fixed charges:
Interest expense	71	176
Capitalized interest	1	1
Estimated interest portion of rent expense	9	6
Cumulative undeclared and declared preferred stock dividends	3	2
Guaranteed payment to minority shareholders	1	8

Total combined fixed charges	85	193

Ratio of earnings to combined fixed charges	2.9	1.2